Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of April 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______







                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: April 08, 2005

List of materials

Documents attached hereto:

i) Press release announcing Acquisition of Metro-Goldwyn-Mayer Completed - MGM Names New Senior Management Team


                  ACQUISITION OF METRO-GOLDWYN-MAYER COMPLETED

                    MGM Names New Senior Management Team


Los Angeles, April 8, 2005 - Metro-Goldwyn-Mayer Inc. (MGM) announced today that a consortium comprised of Sony Corporation of America, Providence Equity Partners, Texas Pacific Group, Comcast Corporation (Nasdaq: CMCSA, CMCSK) and DLJ Merchant Banking Partners completed its acquisition of the Company. This transaction establishes MGM as one of the world's largest privately held, independent motion picture, television and home video companies.

"Today we begin a new, exciting chapter in the life of MGM," said Dan Taylor, President of MGM. "With our strong financial and strategic partners, we look forward to building on MGM's exceptional legacy and capitalizing on emerging technologies and markets to provide consumers worldwide more opportunities to enjoy the world's largest modern library of films and television programming. We look forward to a very bright future for MGM."

MGM also announced today several key senior management appointments. Charles Cohen will serve as Executive Vice President of the Company. Mr. Cohen had served as Executive Vice President of Finance and Corporate Development at MGM since May 1997. Jim Packer will serve as Executive Vice President of Television Distribution. Mr. Packer had served as Executive Vice President, Television Distribution - North America since 2001. Blake Thomas will serve as Executive Vice President of Home Entertainment Distribution. Mr. Thomas served previously as Executive Vice President of Worldwide Marketing since 2000. Bruce Tuchman has been appointed Executive Vice President of MGM Networks. Mr. Tuchman had served as head of MGM Networks since July 2001. Travis Rutherford has been named Executive Vice President of Consumer Products and Location-Based Entertainment. Mr. Rutherford had served as Senior Vice President of MGM's Consumer Products Interactive since January 2001.

Going forward, MGM expects to benefit from operating agreements with Sony Pictures Entertainment (SPE) under which SPE will assume certain distribution responsibilities for MGM's library of 4,000 films and 10,400 television episodes through SPE's global distribution network, which currently distributes SPE's library of 3,500 films and 35,000 television episodes. In addition, MGM expects to co-finance new films with SPE and co-produce some of these new projects. These films will be distributed and marketed by SPE. MGM will continue to develop new original television programs and is currently completing production on the ninth season of Stargate SG1 and the second season of Stargate Atlantis, which will both premiere this summer. Sony Pictures Television will assume production management for certain MGM television content.

In addition to the operating agreements with SPE, MGM also expects to benefit from distribution agreements with Comcast. MGM content will be available on Comcast's video on demand platform and on new cable channels operated by Comcast and jointly owned by Comcast, SPE and the members of the consortium.

Films currently slated for release by MGM will proceed on schedule. The Company expects to release The Amityville Horror on April 15 and Into the Blue, Romance and Cigarettes, The Woods, The Pink Panther and Art School Confidential in the fall of this year.

MGM and the consortium announced on September 23, 2004 that they had entered into an agreement related to this acquisition. The agreement was adopted by MGM shareholders on December 17, 2004. In accordance with the terms of the agreement, stockholders of MGM will receive $12.00 in cash, without interest, for each MGM share held.


About Metro-Goldwyn-Mayer Inc.
Metro-Goldwyn-Mayer Inc. is an independent, privately-held motion picture, television, home video, and theatrical production and distribution company. The company owns the world's largest library of modern films, comprising approximately 4,000 titles, and over 10,400 episodes of television programming. Its film library has received 208 Academy Awards, one of the largest award winning collections in the world, and includes numerous successful film franchises, including James Bond, Pink Panther and Rocky. MGM is owned by an investor consortium comprised of Sony Corporation of America, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners. For more information, visit www.mgm.com.

About Sony Corporation of America
Sony Corporation of America, based in New York City, is the U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications, and information technology products for the consumer and professional markets. Its music, motion picture, television, computer entertainment, and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony's principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment, Sony Computer Entertainment America Inc., and a 50% interest in Sony BMG Music Entertainment, one of the largest recorded music companies in the world. Sony recorded consolidated annual sales of over $72 billion for the fiscal year ended March 31, 2004, and it employs 162,000 people worldwide. Sony's consolidated sales in the U.S. for the fiscal year ended March 31, 2004 were $20.4 billion. For more information see www.sony.com.

About Providence Equity Partners Inc.
Providence Equity Partners Inc. is one of the world's leading private investment firms specializing in equity investments in media and communications companies. The principals of Providence Equity manage funds with over $9 billion in equity commitments and have invested in more than 80 companies operating in over 20 countries since the firm's inception in 1991. Current and previous areas of investment include cable television content and distribution, wireless and wireline telephony, publishing, radio and television broadcasting and other media and communications sectors. Significant investments include VoiceStream Wireless, Warner Music Group, PanAmSat, AT&T Canada, eircom plc, Casema, Kabel Deutschland, Language Line, F&W Publications, ProSiebenSat.1, and Bresnan Broadband Holdings. The firm has offices in Providence, New York and London. Visit www.provequity.com for additional information

About Texas Pacific Group
Texas Pacific Group is one of the world's leading private investment firms managing over $15 billion in assets. TPG invests across a wide range of industries, and has made significant investments in branded consumer franchises (Burger King, Beringer Wines, Del Monte, Ducati), leading retailers (Petco, J.Crew, Debenhams-UK), media and communications (Eutelsat, Findexa, TIM Hellas, Hotwire), healthcare (Oxford Health Plans, Iasis, Quintiles Transnational), technology companies (ON Semiconductor, MEMC, Seagate), and airlines (Continental, America West), among others. The firm is based in Fort Worth, Texas, and has additional offices in San Francisco and London.

About Comcast
Comcast Corporation (Nasdaq: CMCSA, CMCSK) (http://www.comcast.com) is the nation's leading provider of cable, entertainment and communications products and services. With 21.5 million cable customers and 7 million high-speed Internet customers, Comcast is principally involved in the development, management and operation of broadband cable networks and in the delivery of programming content.

The Company's content networks and investments include E! Entertainment Television, Style Network, The Golf Channel, Outdoor Life Network, G4, AZN Television, TV One and four Comcast SportsNets. The Company also has a majority ownership in Comcast-Spectacor, whose major holdings include the Philadelphia Flyers NHL hockey team, the Philadelphia 76ers NBA basketball team and two large multipurpose arenas in Philadelphia.

About DLJ Merchant Banking Partners
DLJ Merchant Banking Partners is a leading private equity investor that has a 20-year record of investing in leveraged buyouts and related transactions across a broad range of industries. Since 1985, DLJMB has invested more than $9 billion in more than 140 portfolio companies. DLJMB is the largest business within CSFB's Alternative Capital Division ("ACD"), CSFB's dedicated alternative asset platform. ACD is one of the industry's leading alternative asset managers, with more than $38 billion of assets under management, including $21 billion of private equity assets across a diverse family of funds, including leveraged buyout funds, mezzanine funds, real estate funds, venture capital funds, fund of funds and secondary funds, and more than $17 billion of other alternative assets through its hedge fund (both direct and fund of funds), leveraged loan and CDO investment programs.


Contacts:

Metro-Goldwyn-Mayer Inc.
Paige Taylor
310-449-3660

Sony Corporation of America
Ann Morfogen (media)
212-833-6873

Mack Araki (media)
212-833-6821

Lisa Gephardt (media)
212-833-6826

Justin Hill (Sony investors)
212-833-6820

Sony Pictures Entertainment
Susan Tick (media)
310-244-6777

Providence Equity Partners
Andrew Cole
212-687-8080

Texas Pacific Group
Owen Blicksilver (media)
516-742-5950

Comcast Corporation
D'Arcy Rudnay (media)
215-981-8582

Marlene Dooner (Comcast investors)
215-981-7392

DLJ Merchant Banking Partners
John Gallagher
212-325-0932